Goodwin Procter LLP Counselors at Law Three Embarcadero Center, 24th Floor San Francisco, CA 94111 T: 415.733.6000 F: 415.677.9041

April 14, 2009

Via Edgar

Ms. Mindy Hooker

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	NIKE, Inc.
Form 10-K for the year ended May 31, 2008
File No. 1-10635

Dear Ms. Hooker:

On behalf of NIKE, Inc., an Oregon corporation (“NIKE” or the “Company”), we hereby set forth the following information in response to the comments contained in the letter dated March 10, 2009 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The comments of the Staff contained in that letter are repeated in this letter below, and are followed by a summary of the proposed responsive actions and revised disclosure, as applicable.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 22.

1.	We note that you have identified various factors that contributed to changes in your sales, gross margins and selling expenses. For example you indicate in your quarterly filings that the increases in Selling and Administrative related primarily to strategic investments in demand creation, including first quarter spending around the 2008 Olympics in Beijing and the European Football Championships. Please revise future filings to quantify the individual impact of these factors where practicable.

In future filings, NIKE will quantify the individual impact of changes in its sales revenues, gross margins and selling and administrative expenses, where practicable.

2.	Although we realize that you discuss selling and administrative expense on page 24, please revise future filings to discuss and analyze the components of the Corporate line item on page 28, as part of your segment discussion.

NIKE will include a discussion and analysis of the components of the Corporate line item as part of its segment discussion in future filings, such as depreciation and amortization related to the Company’s corporate headquarters, centrally managed departments, unallocated insurance and benefit programs, hedging activity, corporate eliminations and other significant items.

Ms. Mindy Hooker

April 14, 2009

Quantitative and Qualitative Disclosures about Market Risk, Page 42.

3.	We note that changes in foreign currency exchange rates have a material impact on your results of operations. In future filings, please provide a more transparent and comprehensive discussion concerning this issue and the historical and expected impact in the near term. These disclosures may be included here, in the Business section, or MD&A as appropriate.

NIKE’s existing disclosure is based on the guidance provided by SFAS 52, “Foreign Currency Translation”, which states a company should disclose the effects of rate changes on reported results of operations together with explanation and quantification, if practical. NIKE’s current commentary quantifies, to the extent practicable, the impact of foreign currency exchange rates on reportable segment revenues and SG&A expenses on a percent of change basis, and discusses the impact of exchange rates on gross margin qualitatively to provide insight into the direction and magnitude of the impact. Additionally, the current disclosure provides the estimated net year-over-year impact in consolidated income of translation of foreign currency-denominated profits from international businesses and the foreign currency gains and losses included in other (expense) income, net.

In response to this comment and comments 4, 5, 6 and 7, in future filings, NIKE will provide a comprehensive discussion of its hedging program, which will identify and describe the different types of foreign currency exposures NIKE faces and how NIKE is impacted by fluctuations in foreign currency exchange rates. NIKE will also continue to disclose the components of its hedging strategy and how this strategy is employed to minimize its foreign currency exposures.

In addition, in future filings, NIKE will expand its quantitative and qualitative disclosures about market risk, where practicable, to incorporate a more comprehensive discussion of the impact foreign currency and NIKE’s foreign currency hedging program have on its consolidated results.

4.	Provide a general discussion explaining your basic, ongoing exposures to changes in foreign currency exchange rates. For example explain why a weaker dollar has a positive impact on your earnings. Identify and quantify, in a reasonably practical manner, the material revenues and expenses derived from operation in the most significant foreign currencies. Explain and quantify how the changes in exchange rates in these currencies impact your earnings.

In future filings, NIKE will disclose additional quantitative and qualitative market risk information, where practicable, to provide a more comprehensive description of how foreign currency movements impact its earnings.

5.	Please tie this discussion into a more transparent and comprehensive discussion about your hedging activities. In a reasonably practical manner, identify and quantify the foreign currency transactions you have hedged relative to the underlying total operations recorded in each significant foreign currency exposure strategy, for example notes denominated in foreign currencies, and hedges of foreign-currency-denominated net investments.

NIKE’s existing disclosures are based on the guidance provided by SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” as amended and interpreted (“FAS 133”), and Item 305(b) of Regulation S-K, both of which require disclosure of hedging objectives for holding or issuing those instruments, the context needed for an understanding of those objectives, an entity’s strategies for achieving those objectives for all designated derivative instruments and the entity’s risk management policy for each type of hedge.

Ms. Mindy Hooker

April 14, 2009

In future filings, NIKE will disclose additional quantitative and qualitative market risk information, where practicable, to provide further insight into its foreign currency exposures and the impact of hedging of those exposures on our operations.

6.	You discuss and quantify the impact of foreign currency exchange rates on revenues and gross margins in MD&A. In future filings, if the absolute gross impact of your hedging activities on segment revenues, costs of sales, selling and administrative or other, is material to an understanding of your hedging strategy results, quantify such amounts and discuss the original and ongoing strategy relative to those results.

In future filings, NIKE will disclose additional quantitative and qualitative market risk information, where practicable, to incorporate a more comprehensive disclosure of its hedging program, its impact on NIKE’s consolidated results and the results of individual reportable operating segments, as appropriate.

In addition, the provisions of SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“FAS 161”) became effective for our quarter ending February 28, 2009 and are required for each quarter thereafter. FAS 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. NIKE believes the quantitative footnote disclosures required by FAS 161 provide a level of quantification and other qualitative detail that was previously unavailable to readers. NIKE believes this newly required footnote disclosure will aid a reader’s assessment of the gross impact of its hedging activities on consolidated revenues, cost of sales, selling and administrative expenses, and other income (expense).

7.	We note that in 2008 you began to hedge your net investments in foreign-currency-denominated wholly-owned international entities. We also noted that you recorded $185 million in investing cash flows resulting from the settlement of certain of these hedges. Please revise future filings, and provide us with a more comprehensive description of your overall net investment hedge strategy, the terms of the hedges settled and what actions precipitated the settlement, if any. Describe how future cash flows may be impacted by your current outlook regarding this activity.

NIKE has numerous investments in foreign functional currency international subsidiaries. The net assets of these subsidiaries are exposed to volatility in foreign currency exchange rates relative to the U.S. dollar. During fiscal year 2008, NIKE began to utilize forward contracts to mitigate the impact of this foreign currency volatility on the net assets of certain euro-functional international subsidiaries.

In accordance with FAS 133, the change in fair value of the forward contracts designated as hedging our net investments is recorded in the cumulative translation adjustment component of accumulated other comprehensive income. The offset is recorded as either a receivable when the hedge rate is favorable as compared to the market rate or a payable when the hedge rate is unfavorable compared to the market rate. In periods of increased foreign exchange rate volatility, the receivable or payable balance related to these net investment hedges can become significant. In order to manage the magnitude of these balances and thus the credit risk (either NIKE’s or that of its counterparty), NIKE has structured these net investment hedges to be generally less than six months in duration. Upon maturity, the hedges are cash settled based on the current fair value of the forward contracts. It is this cash activity that is

Ms. Mindy Hooker

April 14, 2009

disclosed as “Settlement of net investment hedges” in the Consolidated Statement of Cash Flows. Concurrently with the maturity of the forward contracts, NIKE enters into new forward contracts at the current market rate and designates them as net investment hedges of the same euro-functional subsidiaries.

While NIKE believes it has adequately disclosed its overall net investment hedge strategy, namely to mitigate the impact of foreign currency volatility on the net assets of certain non-USD functional currency international subsidiaries, in response to the Staff’s comment, in future filings NIKE will provide a more comprehensive discussion with respect to the short term duration, and thus frequent settlement of these net investment hedges. NIKE does not believe that it can predict how future settlements will impact consolidated cash flows since the future cash flows that will result from its net investment hedges are predicated upon future market rates.

Note 4 – Identifiable Intangible Assets and Goodwill, Page 60.

8.	In future filings please disclosure goodwill by segment as required by paragraph 45 of the SFAS 142.

NIKE will disclose goodwill by segment in future filings as required by paragraph 45 of the SFAS 142.

In connection with the Company’s response to the Staff’s comments, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Bradley A. Bugdanowitz

Bradley Bugdanowitz, Esq.

of GOODWIN PROCTER LLP

cc:	Donald Blair, Chief Financial Officer, NIKE, Inc.
Bernard F. Pliska, Corporate Controller, NIKE, Inc.
John F. Coburn, III, Senior Corporate Governance Counsel, NIKE, Inc.